UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

UNILIFE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90478E103

(CUSIP Number)

February 22, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90478E103

1)	Names of reporting persons. AMGEN INC.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 24,000,000
	6.	Shared voting power 0
	7.	Sole dispositive power 24,000,000
	8.	Shared dispositive power 0
9)	Aggregate amount beneficially owned by each reporting person
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11)	Percent of class represented by amount in Item 9 12.6% (1)
12)	Type of reporting person (see instructions) CO

(1)	Based on 190,586,020 shares of the Issuer’s common stock, which consists of (a) 166,586,020 shares of Issuer common stock outstanding as of February 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 10, 2016, and (b) the shares of the Issuer’s common stock issuable upon conversion of the Convertible Note as described herein.

ITEM 1.

(A) NAME OF ISSUER:

Unilife Corporation (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

250 Cross Farm Lane, York, Pennsylvania 17406

ITEM 2.

(A) NAME OF PERSONS FILING:

Amgen Inc., a Delaware corporation

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Amgen Inc: One Amgen Center Drive, Thousand Oaks, California 91320-1799

(C) CITIZENSHIP:

Amgen Inc.: Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

(E) CUSIP NUMBER:

90478E103

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(A) AMOUNT BENEFICIALLY OWNED:

All of the shares of the Issuer’s common stock (“Common Stock”) beneficially owned or that may be deemed to be beneficially owned by the reporting person are issuable upon conversion of the Issuer’s 6% Senior Secured Convertible Note Due 2023 (the “Convertible Note”) held by the reporting person. The number of shares of Common Stock issuable upon conversion of the Convertible Note is subject to adjustment pursuant to the terms of the Convertible Note, which terms are described in the Issuer’s Current Report on Form 8-K filed on February 22, 2016.

(B)-(C)—The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2016

AMGEN INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Senior Vice President, General Counsel and Secretary